United States Cellular Corporation

8410 West Bryn Mawr, Suite 700

Chicago, IL 60631

Telephone: 773-399-8900

Fax: 773-399-8959

October 24, 2007

Ms. Kathleen Krebs

Special Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

RE:         United States Cellular Corporation
                Definitive Schedule 14A
                Filed April 25, 2007
                Files No. 1-09712

Dear Ms. Krebs:

This letter responds to your letter dated September 27, 2007, to Mr. John E. Rooney, President and Chief Executive Officer of United States Cellular Corporation (“U.S. Cellular” or “Company”), regarding the comments of the Staff of the Securities and Exchange Commission (“SEC” or “Commission”) on the above-referenced filing.  The Staff’s comments are repeated below and are marked by number to correspond to the comment letter, and certain bullets in the comments have been given letter references to facilitate our responses.  References to page numbers are those in the above-referenced document as filed, as indicated below.

Comment 1:

Corporate Governance, page 7

Audit Committee, page 7

1.                                                   Disclose what parties would be considered “related parties” for purposes of audit committee review and approval or ratification.

Response:

In future filings, the Company will disclose what parties would be considered “related parties” for purposes of audit committee review and approval or ratification.

In particular, the Company intends to include disclosure similar to the following under the Audit Committee caption relating to the discussion of related party transactions:

"In general, “related party transactions’’ include transactions required to be disclosed in the Company’s proxy statement pursuant to Item 404 of Regulation S-K of the SEC.  Pursuant to Item 404, the Company is required to disclose any transaction, which includes any financial transaction, arrangement, or relationship (including any indebtedness or guarantee of indebtedness) or a series of transactions, that has taken place since the beginning of the Company’s last fiscal year or any currently proposed transaction in which: 1. the Company was or is to be a participant, 2. the amount involved exceeds $120,000 and 3. any “related person” had or will have a direct or indirect material interest in the transaction during any part of the fiscal year.  For this purpose, in general, the term “related person” includes any director or executive officer of the Company, any nominee for director, any beneficial owner of more than five percent of any class of the Company’s voting securities and any “immediate family member” of such persons, within the meaning of Item 404."

Comment 2:

Stock Option Committee, page 10

2.                                                   Refer to your disclosure in the last paragraph. Please disclose the executive officers who are subject to Section 16 requirements or are provided for in any of your long-term incentive plans.

Response:

In future filings, the Company will disclose the executive officers who are subject to Section 16 requirements or are provided for in any of its long-term incentive plans.

In particular, the Company intends to include disclosure similar to the following under the Stock Option Compensation Committee caption relating to the discussion of delegation of authority:

"The executive officers who are subject to Section 16 requirements are set forth under the caption “Executive Officers” in this proxy statement.  Except with respect to such persons, the Company’s long-term incentive plan does not otherwise currently restrict the ability of the Stock Option Compensation Committee to delegate its power and authority with respect to other persons.  As a result, currently the Stock Option Compensation Committee may delegate its power and authority to the Chairman of the Company or any executive officer of the Company except with respect to the long-term stock compensation of the persons identified under the caption “Executive Officers”."

Comment 3:

Executive and Director Compensation, page 16

3.                                                   Please move your Compensation Discussion and Analysis so that it precedes the executive compensation tables.  See Section II.B.1 of Securities Act Release No. 33-8732A.  Also, include all required Regulation S-K Item 402(b) analysis in Compensation Discussion and Analysis, rather than only in the narratives to executive compensation tables.

Response:

In future filings, the Company will move its Compensation Discussion and Analysis so that it precedes the executive compensation tables.

In addition, in future filings, the Company will include all required Regulation S-K Item 402(b) analysis in Compensation Discussion and Analysis, rather than only in the narratives to executive compensation tables.

Summary Compensation Table, page 17

Compensation Discussion and Analysis, page 47

Annual Cash Compensation, page 51

Comment 4:

4.                                                   Please disclose “the range considered to be appropriate in the judgment of the Chairman” so that investors may understand the median at which named executive officer base salaries fall.

Response:

In future filings, the Company will disclose the range considered to be appropriate in the judgment of the Chairman.

In particular, based on information that would have been disclosed in the above filing, the Company would include disclosure similar to the following in the Compensation Discussion and Analysis:

"The range considered to be appropriate in the judgment of the Chairman in approving John E. Rooney’s base salary for 2006 as President was approximately $610,000 to $905,000.  This range was based on a survey from the Company’s compensation consultant, Towers Perrin, and represented the 25th to 75th percentiles, respectively, of a population of comparable base salaries.  The 50th percentile of this range was $740,000.  The population of comparable base salaries was comprised one-half of the base salaries of the chief executive officers of public companies and one-half of the base salaries of the chief executive officers of subsidiaries of publicly-held companies, similar in size to U.S. Cellular, recognizing the fact that U.S. Cellular is both a public company as well as a subsidiary of a public company.   The base salary approved for Mr. Rooney for 2006 was $736,000.

The ranges considered to be appropriate in the judgment of the Chairman in approving the base salary of the other named executive officers was based on ranges of the appropriate increase in base salary, ranging from a minimum of no salary increase to a maximum salary increase of 8% for an officer that far exceeds expectations.  The range of increases considered were based on average base salary increase information  provided by Towers Perrin.  These ranges are identified for each of the other named executive officers below.

Kenneth R. Meyers’ base salary for 2005 was $440,000.  The range considered to be appropriate for him for 2006 in his capacity as Executive Vice President, Chief Financial Officer was approximately $440,000 to $475,200.  The median of this range is approximately $457,600.  Mr. Meyers’ base salary for 2006 was increased to $469,000 or by 6.6%.  This was less than the maximum of 8% due to the fact that Mr. Meyers was the Chief Financial Officer during the time of the periods being restated and the fact that the restatement was not completed at the time that his base salary was reviewed.  The restatement was not considered in the compensation of the other named executive officers because they are not in financial or accounting capacities.

Jay M. Ellison’s base salary for 2005 was $440,000. The range considered to be appropriate for him for 2006 in his capacity as Executive Vice President and Chief Operating Officer was approximately $440,000 to $475,200.  The median of this range is approximately $457,600.  Mr. Ellison’s base salary for 2006 was increased to $475,200 or by 8% due to his rating of far exceeds expectations for the reasons discussed below.

Michael S. Irizarry’s base salary for 2005 was $370,000.   The range considered to be appropriate for him for 2006 in his capacity as Executive Vice President and Chief Technical Officer was approximately $370,000 to $399,600.  The median of this range is approximately $384,800.  Mr. Irizarry’s actual base salary for 2006 was increased to $399,600 or by 8% due to his rating of far exceeds expectations for the reasons discussed below.

Jeffery J. Childs’ base salary for 2005 was $327,000.  The range considered to be appropriate for him for 2006 in his capacity as Senior Vice President — Human Resources was approximately $327,000 to $353,160.  The median of this range is approximately $340,080.  Mr. Childs’ base salary for 2006 was increased to $353,160 or by 8% due to his rating of far exceeds expectations for the reasons discussed below."

See also responses below relating to bonus and long-term compensation.

Note that a discussion of the Company's peer group is already set forth on page 50 of the above referenced filing.

Comment 5:

5.                                                   a.             While you state that named executive officer compensation is discretionary, you reference performance assessments and evaluations that the chairman and the president consider to determine annual cash, bonus and long-term equity compensation.  To assist investors in understanding the degree to which your named executive officer compensation is discretionary, please disclose the significant “facts and circumstances” that the president and the chairman considered in determining each of the other named executive officer’s annual cash compensation.  See Regulation S-K Item 402(b)(1)(v), (2)(v) and (2)(vii).  Among your revisions:

i.                                          (A)          Disclose the “personal objectives” that the president considered in his evaluation of the other named executive officers and any minimum level of achievement of those objectives required before salary could be increased.  See Regulation S-K Item 402(b)(2)(vii).
                                                (B)           Please also disclose the performance targets and thresholds that the president considered in determining cash bonuses for each of the other named executive officers.  To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion.  Disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance objective or threshold levels.  General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.
ii.                                       Indicate to what degree the objectives and performance measures were achieved.  To the extent achievement levels are not stated in quantitative terms, explain how the president determined the extent to which objectives and measures were achieved.
iii.                                    Disclose the president’s assessment of the extent to which the company did “well” during the year and the extent to which an executive contributed to the company’s performance.

                                                            b.             Provide similar disclosure regarding the chairman’s determination of the chief executive officer’s annual cash compensation.

Response:

a.                In future filings, the Company will disclose the significant “facts and circumstances” that the president and the chairman considered in determining each of the other named executive officer’s annual cash compensation.

In particular, based on information that would have been disclosed in the above filing, the Company would include disclosure similar to the following in the Compensation Discussion and Analysis:

"The significant facts and circumstances that the President and Chairman considered in determining the annual cash compensation of all of the named executive officers other than the President are as follows: the fact that the Company is a public company; the publicly-available benchmark information of cash compensation of the Company’s publicly-held peers and other publicly-held companies, as discussed in this Compensation Discussion and Analysis; the Company’s performance in 2005, as discussed below; the extent to which the officer contributed to the Company’s performance in 2005, as discussed below; the fact that the Company is primarily a regional competitor and that some of its competitors are national or global telecommunications companies that are much larger than the Company, possess greater resources, possess more extensive coverage areas and more spectrum within some coverage areas, and market other services with their communications services that the Company does not offer; the personal objectives of such officer for 2005, as discussed below; and the overall views and feedback of Company personnel.   In addition, the Chairman considered additional facts and circumstances with respect to each of the other named executive officers as discussed below.

The additional significant facts and circumstances that the President and Chairman considered in determining Kenneth R. Meyers’ annual cash compensation are as follows:  Mr. Meyers’ position and responsibilities as Executive Vice President, Chief Financial Officer and Treasurer of the Company; the fact that Mr. Meyers has held this position since 1999 and has been employed by the Company in other management and financial capacities since 1987; the President’s and Chairman’s views that Mr. Meyers had significantly contributed to the growth and development of the Company since that time; the fact that Mr. Meyers was the Chief Financial Officer during the time of the periods being restated and the status of the restatement at such time.

The significant facts and circumstances that the President and Chairman considered in determining Jay M. Ellison’s annual cash compensation are as follows: Mr. Ellison’s position and responsibilities as Executive Vice President and Chief Operating Officer of the Company; the length of time that Mr. Ellison has held this position and his employment by the Company since 2000; and the President’s and Chairman’s views that Mr. Ellison had significantly contributed to the growth and development of the Company since that time.

The significant facts and circumstances that the President and Chairman considered in determining Michael S. Irizarry’s annual cash compensation are as follows: Mr. Irizarry’s position and responsibilities as Executive Vice President and Chief Technical Officer of the Company; the length of time that Mr. Irizarry has held this position and his employment by the Company since 2002; and the President’s and Chairman’s views that Mr. Irizarry had significantly contributed to the growth and development of the Company since that time.

The significant facts and circumstances that the President and Chairman considered in determining Jeffery J. Childs’ annual cash compensation are as follows: Mr. Childs’ position and responsibilities as Senior Vice President — Human Resources of the Company; the length of time that Mr. Childs has held this position and his employment by the Company since 2004; the President’s and Chairman’s views that Mr. Childs had significantly contributed to the growth and development of the Company since that time."

See also response below relating to bonus and long term compensation.

i.              (A)          In future filings, the Company will disclose information relating to the personal objectives that the president considered in his evaluation of the other named executive officers and any minimum level of achievement of those objectives required before salary could be increased.

In particular, assuming the information would have been disclosed in the above filing, the Company would include disclosure similar to the following in the Compensation Discussion and Analysis:

"Performance Objectives and Accomplishments

The personal objectives that the President considered in his evaluation of each of the named executive officers other than the President are almost entirely composed of team objectives of the management group.  There was no minimum level of achievement of any of those objectives required before salary could be increased.  The following identifies the significant objectives as well as the accomplishment of these objectives in 2005.  Based on the accomplishment of such objectives, each of the other named executive officers was considered to far exceed expectations, prior to the adjustment discussed below for Kenneth R. Meyers.

•                  New Markets:

•                  The Company launched the St. Louis market and customer additions, revenues and operating cash flow exceeded budget in St. Louis.

•                  The Portland, Oklahoma City and Lincoln markets made significant customer additions and revenues and operating cash flow exceeded budget.

•                  The Company successfully completed the acquisition of markets in Kansas and Nebraska from Alltel in exchange for markets in Idaho and cash.

•                  Objectives relating to unbuilt spectrum were not achieved.

•                  Products and Services

•                  Push-to-Talk, Blackberry, Amber alert and Spanish EasyedgeSM  services were launched.

•                  Data Roaming capabilities and Multimedia Messaging Services intercapability were launched with other carriers.

•                  Milwaukee was built out as a test bed for EVDO.

•                  Objectives relating to new pricing plans were not achieved.

•                  Customer Satisfaction

•                  Customer satisfaction levels were up substantially on a year-over-year basis.

•                  The Company was recognized by Consumer Reports as the “Best Network in Chicago” and by JD Power  as having “best wireless call quality in north central region”.

•                  Third party test drives identified the Company as the number one voice network in 61% of its markets and the best data network in 67% of its markets.

•                  The Bolingbrook Call center was launched and another call center was successfully closed.

•                  The Company reduced bad debt expense to 1.30% of revenues from 1.69% of revenues in 2004.

•                  The Company built 448 new cell sites, which was over budget, and added 1,102 new radio carrier channels.

•                  A credit card verification enhancement was launched.

•                  Team

•                  An Executive Project Management Office system was launched that has enhanced controls, reporting and project management.

•                  The overall views and feedback of Company personnel was very positive.

•                  Several programs were redesigned and new training was launched relating to customer service, retail sales and agent sales.

In addition to the team objectives, with respect Kenneth R. Meyers, the personal objectives that the President considered included the completion of the restatement and the fact that the restatement was not completed at the time his personal objectives were considered."

                (B)           The Company believes that disclosure of performance targets and thresholds is not required because it would result in competitive harm such that the Company may omit this information under Instruction 4 to Item 402(b) of Regulation S-K.  Attached hereto as Exhibit A is a detailed explanation for such conclusion.  However, in future filings the Company will further disclose how difficult it would be for the executive or how likely it would be for the Company to achieve the undisclosed performance objective or threshold levels, specifically and not generally, providing as much detail as necessary without providing information that would result in competitive harm.

In particular, the Company intends to include additional disclosure similar to the following in connection with the discussion of the targets and the annual bonus (which is currently included under the caption “Executive Bonus Program” in the Narrative Discussion to the Summary Compensation Table, but will be moved to the Compensation Discussion and Analysis in future filings pursuant to Comment 3 under the caption “Executive Bonus Plan”):

"As noted herein, the following performance measures are considered in evaluating the achievements of the eligible participants for purposes of the Executive Bonus Plan: Customer Addition Equivalents; Customer Defections; Consolidated Revenue; Consolidated Cash Flow; and Return on Capital.  The following table shows certain information relating to the bonus for 2005 (paid in 2006) in relation to similar historical information for recent prior years.  The Company does not believe that information for years earlier than the prior three years would be as relevant due to changes in the business.  The historical information provides information as to how difficult or likely it would be for the executives to achieve the performance targets.

Performance Year	2005	Average of 2002-2004	2004	2003	2002
Percent of Achievement of Performance Measure (prior to any discretionary adjustment)
Customer Addition Equivalents	0.0%	116.5%	219.0%	0.0%	130.5%
Customer Defections	169.1%	146.7%	200.0%	200.0%	40.0%
Consolidated Revenue	68.7%	119.3%	170.0%	100.5%	87.5%
Return on Capital	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated Cash Flow	0.0%	15.7%	47.0%	0.0%	0.0%
Average Percent of Achievement (prior to any discretionary adjustment) (Sum of above percentages divided by 5)	47.6%	79.6%	127.3%	60.1%	51.6%

The above provides information on the level of difficulty of achieving the performance targets.  For instance, the performance target was not achieved at the minimum level for any year with respect to Return on Capital and, as a result, no amount of the bonus in any of the above years was attributable to this performance measure.  On the other hand, the performance target with respect to Customer Defections was achieved in each of the three prior years, ranging between 40.0% to 200.0% of target, with an average of 146.7%.  With respect to 2005, the achievement for Customer Defections was 169.1% of target.  Similarly, the performance target with respect to Consolidated Revenue was achieved in each of the three prior years, ranging between 87.5% and 170.0% of target.  With respect to 2005, Consolidated Revenue was 68.7% of target.  Overall, the average percent of the target level that was achieved was between 51.6% and 127.3% for the prior three years, or an average of 79.6% for all three years.  The overall average percentage achieved with respect to 2005 was 47.6%.  Nevertheless, the entire amount of the bonus pool is discretionary and subject to approval by the Chairman.  However, there was no discretionary adjustment with respect to the bonus pool based on 2005 performance that was paid in 2006.  As a result, the overall bonus pool was left at 47.6% of target.  However, discretionary individual adjustments were made as discussed below.

The following shows certain information with respect to each named executive officer other than the President relating to the amount of the bonus for 2005 performance (paid in 2006) showing the amount of bonus awarded as a result of the achievement of the above performance measures and the amount awarded on a discretionary basis on an individual basis:

	Kenneth R. Meyers	Jay M. Ellison	Michael S. Irizarry	Jeffery J. Childs
Allocation of 47.6% of bonus pool based on achievement of performance measures in 2005	$104,610	$125,532	$79,171	$62,195

Discretionary adjustment of bonus pool (none with respect to 2005)	—	—	—	—

Discretionary individual bonus adjustment	27,390	50,468	30,829	23,805
Total	$132,000	$176,000	$110,000	$86,000

The discretionary individual adjustments were made based on the achievement of the team performance objectives discussed above under Performance Objectives and Accomplishments.  As a result of the achievement of these objectives, each of the named executive officers was considered to far exceed expectations.  However, Mr. Meyers’ performance was reduced to meets expectations due to the restatement of the Company’s financial statements because he was the Chief Financial Officer of the Company during the periods that were restated."

ii.             In future filings, the Company will indicate to what degree the objectives and performance measures were achieved and, to the extent achievement levels are not stated in quantitative terms, will explain how the president determined the extent to which objectives and measures were achieved.

iii.            In future filings, the Company will disclose the president’s assessment of the extent to which the company did “well” during the year and the extent to which an executive contributed to the company’s performance.

In particular, in connection with items ii. and iii. above, based on information that would have been disclosed in the above filing, the Company would include disclosure similar to the following:

"The degree to which the objectives and performance measures were achieved are discussed below separately for those that are stated in quantitative terms and separately for those that are stated in non-quantitative terms.

The achievement levels of objectives and performance measures that are stated in quantitative terms and the assessment of how well the Company did as a whole during the year includes primarily the performance measures used in connection with the bonus plan discussed above and, to a lesser degree, other performance measures as well.  As discussed above, the following performance measures are considered: Customer Addition Equivalents; Customer Defections; Consolidated Revenue; Consolidated Cash Flow; and Return on Capital.  Also as discussed in that section, the minimum thresholds for Customer Addition Equivalents, Consolidated Cash Flow and Return on Capital were not achieved in 2005.  The overall bonus pool was 47.6% of target in 2005 prior to any discretionary adjustment.  With respect to 2005, the achievement level for Customer Defections was 169.1% of target.  With respect to 2005, Consolidated Revenue was 68.7% of target.  Other performance measures could potentially be considered to adjust the initial calculation of the bonus pool in a particular year if such performance measures indicate that the performance measures used in the calculation of the bonus pool are not accurately reflecting the performance of the Company in that year for various reasons.  However, such other performance measures were not used to adjust the amount of the bonus pool of 47.6% of target with respect to 2005 and, accordingly, did not have a significant influence on compensation decisions in 2006 for the other named executive officers.

The achievement levels of objectives and performance measures that are stated in non-quantitative terms (and the level of achievement of such objectives and measures) are discussed above under Performance Objectives and Accomplishment.

The President also considered the extent to which each of the named executive officers other than himself contributed to the Company’s performance.  Each of the other named executive officers was considered to have contributed substantially to the same degree to the Performance Objectives and Accomplishments with the result that each was considered to far exceed expectations, subject to the adjustment of Mr. Meyers’ rating relating to the restatement as discussed above."

b.             In future filings, the Company will provide similar disclosure regarding the chairman’s determination of the chief executive officer’s annual cash compensation.

                In connection with the foregoing, based on information that would have been disclosed in the above filing, the Company would add disclosures similar to the following in the Compensation Discussion and Analysis:

"The significant facts and circumstances that the Chairman considered in determining the President’s salary level are as follows:  the fact that the Company is a public company; the publicly-available benchmark information of cash compensation of Presidents of the Company’s publicly-held peers, as discussed in this Compensation

Discussion and Analysis; the range of base salaries considered to be appropriate as discussed above; the Company’s performance in 2005, as discussed below; the extent to which the President contributed to the Company’s performance in 2005, as discussed below; the fact that the Company is primarily a regional competitor and that some of its competitors are national or global telecommunications companies that are much larger than the Company, possess greater resources, possess more extensive coverage areas and more spectrum within some coverage areas, and market other services with their communications services that the Company does not offer; the personal objectives of the President for 2005, as discussed below;  Mr. Rooney’s position and the fact that, as President and Chief Executive Officer, Mr. Rooney is primarily responsible for the performance of the Company; the fact that Mr. Rooney has held this position and has been employed by the Company since 2000; the Chairman’s view that Mr. Rooney significantly contributed to the growth and development of the Company since that time and the performance of the Company since that time; and the overall views and  feedback of Company personnel.

The personal objectives that the Chairman considered in his evaluation of the President include the same items as discussed under Personal Objective and Accomplishments above. There was no minimum level of achievement of those objectives required before salary could be increased.

The Chairman considered the achievement levels of objectives and performance measures that are stated in quantitative terms and the assessment of how well the Company did as a whole during the year, similar to that discussed above for other named executive officers.  As noted above, the overall bonus pool was 47.6% of target prior to any discretionary adjustment, consisting of 169.1% achievement related to Customer Defections, 68.7% related to Consolidated Revenue and no percentage of target for the three other performance measures.  The minimum thresholds for Customer Addition Equivalents, Consolidated Cash Flow and Return on Capital were not achieved.  All of these factors were considered by the Chairman.   Other performance measures could potentially be considered to adjust the initial calculation of the bonus pool in a particular year if such performance measures indicate that the performance measures used in the calculation of the bonus pool are not accurately reflecting the performance of the Company in that year for various reasons.  However, such other performance measures were not used to adjust the amount of the bonus pool of 47.6% of target for the other named executive officers with respect to 2005 and, similarly, also did not have any significant influence on compensation decision in 2006 for the President.

The Chairman also considered the achievement levels of objectives and performance measures that are stated in non-quantitative terms (and the level of achievement of such objectives and measures), which include the same items as discussed under Personal Objective and Accomplishments above.

The Chairman also considered the extent to which the President contributed to the Company’s performance.   As the President and Chief Executive Officer of the Company, John E. Rooney is the principal executive officer of the Company and supervises and controls all of the business and affairs of the Company.  As a result, Mr. Rooney is primarily responsible for the performance of the Company.  As discussed above, the performance of the Company was approximately 47.6% of target with respect to 2005.

With respect to the bonus determination, the Chairman considered the achievement of the performance measures as discussed above for the other named executive officers.  As noted therein, the percentage of overall achievement of the target bonus for 2005 was 47.6%.  This percentage was considered by the Chairman, but was not applied mechanically to calculate any non-discretionary portion of the President’s bonus.  All of the President’s bonus is discretionary.    The informal target for Mr. Rooney’s bonus was 70% of his base salary for that year.  Based on the 2005 base salary of $690,000, Mr. Rooney’s target bonus was $483,000.  Using a percentage of 47.6% of target, Mr. Rooney’s bonus, prior to any discretionary individual adjustment, would be approximately $230,000 if he participated in the Executive Bonus Plan.  In determining the amount of the 2005 bonus for the President to be paid in 2006, the Chairman considered the facts and circumstances, personal objectives, achievement of such objectives, how well the Company performed in the prior year, and the extent to which the President contributed to the Company’s performance, as discussed above.  Based on these factors, the Chairman approved a bonus of $300,000 for Mr. Rooney."

Comment 6:

Long-Term Equity Compensation, page 51

6.                                                   You disclose on page 52 that “[o]fficers receive an award of restricted stock units in the current year based on the achievement of certain levels of corporate and individual performance…and stock options based primarily on individual performance….”  Describe how the stock option compensation committee measured corporate and individual performance to determine the amount of restricted stock units and stock options each named executive officer earned for the last fiscal year.  See Regulation S-K Item 402(b)(1)(v), (2)(v) and (2)(vii).  Provide disclosure similar to that requested in the comment above regarding performance measures for annual cash compensation.

Response:

In future filings, the Company will describe how the stock option compensation committee measured corporate and individual performance to determine the amount of restricted stock units and stock options each named executive officer earned for the last fiscal year similar to that requested in the comment above regarding performance measures for annual cash compensation.

In particular, based on information that would have been disclosed in the above filing, the Company would include disclosure similar to the following in connection with the discussion of the grant of restricted stock units and stock options to each named executive officer earned for the last fiscal year in the Compensation Discussion and Analysis:

"The Stock Option Compensation Committee measured corporate and individual performance as follows to determine the amount of restricted stock units and stock options to award to the named executive officers in 2006.   The following first discusses the general approach used for the named executive officers other than the President.  Following that is a discussion of how this approach was modified with respect to the President.

The target allocation of long-term compensation awards in 2006 was 60% in stock options and 40% in restricted stock units for named executive officers other than the President.  This allocation was based on information from the Company’s compensation consultant, Towers Perrin, derived from benchmarking data of the long-term compensation practices of over 400 other companies.   Although this was the target allocation, the stock option grant was adjusted by an officer performance multiple and the restricted stock unit award was adjusted by the officer performance multiple as well as a Company performance factor, as discussed below.

Based on information from Towers Perrin, the formula for determining the number of stock options to award was (a) 60% x the officer’s 2006 salary x the officer performance multiple divided by (b) the term-adjusted Black Scholes value of the Company’s stock price based on the closing stock price on the grant date.

Based on information from Towers Perrin, the formula for determining the number of restricted stock units to award was (a) 40% x the officer’s 2006 salary x the officer performance multiple x  the Company performance factor divided by (b) the value of the Company’s stock price based on the closing stock price on the grant date as adjusted for a vesting discount factor to account for forfeitures.  The Company performance multiple used was the same as the percentage of achievement of the target bonus pool for 2005 of 47.6%, as discussed above.

The officer performance multiple represents a number based on information from Towers Perrin derived from benchmarking data from a population of companies that were 2/3 telecommunications companies and 1/3 general corporations.  The amount of this multiple related to the officer’s title and job responsibilities and whether the officer’s performance was considered to meet expectations, exceed expectations or far exceed expectations (none of the named executive officers failed to at least meet expectations).  The multiples based on information provided by Towers Perrin were intended to provide awards at the 50th percentile for an officer that meets expectations, at the 60th percentile for an officer who exceeds expectations and at the 65th percentile for an officer that far exceeds expectations.  In recognition of the fact that the Company’s corporate parent provides certain administrative and similar services, the multiple for exceeds expectations and far exceeds expectations is the same for each other named executive officer.  Based on information from Towers Perrin, the named executive officers other than the President were assigned the multiples disclosed below for the reasons disclosed below.

As a result of the foregoing formulas, the following options and restricted stock units were granted to the other named executive officers in 2006:

Name	Number of Shares Underlying Stock Options	Number of Shares Underlying Restricted Stock Units
Kenneth R. Meyers	30,425	3,163

Jay M. Ellison	37,275	3,873

Michael S. Irizarry	23,650	2,458

Jeffery J. Childs	20,900	2,172

The Stock Option Compensation Committee measured individual performance to determine the officer performance multiple as follows.

Kenneth R. Meyers’ performance multiple was 1.94 based on information from Towers Perrin for an officer at Mr. Meyers’ level that meets expectations, which is intended to provide awards at the 50th percentile.  Subject to the following discussion, Mr. Meyers’ performance was considered to far exceed expectations as discussed above under Performance Objectives and Accomplishments.  However, Mr. Meyers’ performance was reduced to meets expectations due to the restatement of the Company’s financial statements because he was the Chief Financial Officer of the Company during the periods that were restated.

Jay M. Ellison’s performance multiple was 2.20 based on information from Towers Perrin for an officer at Mr. Ellison’s level that  far exceeds expectations, which is intended to provide awards at the 65th percentile.  Mr. Ellison’s performance was considered to far exceed expectations as discussed above under Performance Objectives and Accomplishments.

Michael S. Irizarry’s performance multiple was 1.66 based on information from Towers Perrin for an officer at Mr. Irizarry’s level that  far exceeds expectations, which is intended to provide awards at the 65th percentile.  Mr. Irizarry’s performance was considered to far exceed expectations as discussed above under Performance Objectives and Accomplishments.

Jeffery J. Childs’ performance multiple was 1.66 based on information from Towers Perrin for an officer at Mr. Childs’ level that  far exceeds expectations, which is intended to provide awards at the 65th percentile.  Mr. Childs’ performance was considered to far exceed expectations as discussed above under Performance Objectives and Accomplishments.

John E. Rooney’s stock option and restricted stock unit awards were made using a similar formula as for the other named executive officers.

Mr. Rooney’s target allocation was approximately 15% of his total long-term target award with respect to restricted stock.  This allocation is based on a long-standing fixed dollar target approach to this portion of his compensation.   Using a formula based on the Company performance factor for restricted stock units, except substituting 15% for 40%, Mr. Rooney received an award of 3,372 restricted stock units.

Mr. Rooney’s target allocation with respect to options was approximately 85% of his total long-term target award and the value of such target together with the 15% target for restricted stock units was based on benchmark information from Towers Perrin based on the combined value of option and restricted stock grants for comparable persons.  As discussed above for the President’s base salary, the population of comparable values of grants was comprised one-half of grant values for the chief executive officers of public companies and one-half of grant values for the chief executive officers of subsidiaries of publicly-held companies, similar in size to U.S. Cellular.  Of the 85%, 60% was based on the position’s long-term incentive multiple and 25% was based on the position’s long-term incentive multiple adjusted for the Company performance factor.  Based on this information, the Chairman recommended and the Stock Option Compensation Committee awarded Mr. Rooney stock options with respect to 138,000 shares."

Comment 7:

President and CEO, page 52

7.                                                   The summary compensation table on page 17 and other disclosure in Compensation Discussion and Analysis show that Mr. Rooney’s salary and bonus compensation each are significantly higher than the other named executive officers’ salary and equity compensation.  Please discuss the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policies or decision-making regarding the executives’ compensation.  See Section II.B.1 of Securities Act Release
No. 33-8732A.

Response:

In future filings, the Company will discuss the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in its policies or decision-making regarding the executives’ compensation.

In particular, based on information that would have been disclosed in the above filing, the Company would include disclosure similar to the following in the Compensation Discussion and Analysis in connection with the discussion of the compensation of the President and the other named executive officers.  The following is pro forma disclosure based on the 2007 proxy statement.  This would be modified as applicable based on future facts:

"The total 2006 compensation of the President and CEO pursuant to the Summary Compensation Table was $5,433,875.  The total 2006 compensation of the other named executive officers ranged from a high of $1,704,046 to a low of $954,029.  The reasons for the disparities in compensation include: 1. the effects of the SEC and accounting rules in computing total compensation, and 2. differences in the Company’s policies or decision-making regarding the executives’ compensation.

With respect to the effects of the SEC and accounting rules in computing total compensation, the total compensation of the President and CEO was substantially higher under SEC and accounting rules due to the vesting of Mr. Rooney’s options and restricted stock in 2006 than they would be using grant date values.  The Company does not consider the technicalities of when and how FAS 123R accounting expense is recorded as relevant in its executive compensation decisions.  If compensation is instead calculated using the grant date value of awards, rather than the FAS 123R expense of award, Mr. Rooney’s total compensation would have been $3,224,172 and the total compensation for the other named executive officers would have ranged from a high of $1,442,796 to a low of $879,698.  Using this approach, Mr. Rooney’s total compensation is approximately 2.25 times the total compensation of the next highest compensated named executive officer.

This disparity between the compensation of the President and the other named executive officers, and the disparities in compensation among the other named executive officers, can be explained by differences in the Company’s policies or decision-making regarding executive compensation.  As noted herein, the Company’s overall compensation objectives are to (i) support the Company’s overall business strategy and objectives; (ii) attract and retain high quality management; (iii) link individual compensation with attainment of individual performance goals and with attainment of business unit and the Company objectives; and (iv) provide competitive compensation opportunities consistent with the financial performance of the Company.  Also as noted herein, the Company determines the amount of compensation to pay or provide to each named executive officer considering compensation practices of peers and other companies with similar characteristics, in order to support the Company’s overall business strategy and objectives.  As noted herein, the Company recognizes that it must compensate its executive officers in a competitive manner comparable to other similar companies in order to attract and retain high quality management, attain business objectives and financial performance and increase shareholder value.  Considering the foregoing, the Company recognizes that it needs to and believes that it should compensate the President and CEO at a level that considers the compensation of presidents and CEOs of similar companies, which compensation is higher than the compensation of other named executive officers of such companies.  The Company believes that this is necessary to attract and retain a highly qualified person to serve as President and CEO and to compete successfully against other companies.  A level of compensation similar to that paid to the President and CEO is not necessary to attract and retain and is not appropriate for the other named executive officers.  However, the Company recognizes that it needs to and believes that it should compensate the other named executive officers at levels that reflect the compensation of similarly situated positions at similar companies in order to attract and retain high quality persons for such positions at the Company.   In addition, other factors have an impact on the amount of compensation of each particular officer, as discussed in detail above.  For instance, an officer who far exceeds expectations would generally have a higher relative level of compensation for his particular function than an officer that did not exceed expectations, all other things being equal.  Further discussion of the basis for compensation levels of the individual officers based on the Company’ performance, the executive’s contribution to such performance, and the executive’s individual performance is set forth elsewhere in this Compensation Discussion and Analysis."

Comment 8:

Potential Payments upon Termination or Change in Control, page 43

8.                                                   Please disclose how these potential payments fit into your overall compensation objectives and affect decisions regarding other elements.  Refer to Item 402(b)(1)(vi) of Regulation S-K.

Response:

In future filings, the Company will disclose how potential payments upon termination or change in control fit into its overall compensation objectives and affect decisions regarding other elements.

In particular, based on information that would have been disclosed in the above filing, the Company would include disclosure similar to the following with respect to the Table of Potential Payments upon Termination or Change in Control:

"The Company does not have any agreements with any of the named executive officers or any plans or policies that provide for severance or other compensation or benefits upon termination or a Change in Control other than the acceleration of stock awards upon certain events as discussed herein and as set forth in the Table of Potential Payments upon Termination or Change in Control.  The acceleration of awards is considered to be appropriate under certain qualified termination events or a Change in Control as discussed therein, but the Company does not consider it appropriate to generally provide for other significant severance or similar benefits in such events or to permit the acceleration of awards as a general rule for other non-qualified termination events.  The Company considers the fact that, unlike most of its peer companies, which are generally widely held, the Company is controlled by TDS, which is controlled by the TDS Voting Trust.   As a result, the Company does not follow the practices of certain other companies that may provide for substantial benefits upon a termination or a Change in Control as a standard practice.  Instead, potential payments upon termination or a Change in Control are designed primarily so that employees are neither harmed nor given a windfall in such circumstances.  The acceleration of awards under certain circumstances are intended to motivate executive officers to act in the best long-term interests of the Company.

Notwithstanding the foregoing, the Company may enter into agreements or arrangements with officers that provide for severance or other compensation or benefits under circumstances that are negotiated with such officer in connection with the employment or termination of employment of an officer.  Any such agreement or arrangement is based on the facts and circumstances at the time relating to the particular employment relationship.   See for instance the employment agreement entered into with John E. Rooney as discussed herein.

The foregoing limited and customized approach to termination payments is consistent with the Company’s overall compensation objectives, as discussed above.  These objectives assume that officers will be compensated primarily based on performance during their continued employment with the Company and are designed to motivate executive officers to act in the best long-term interest of the Company, recognizing that the Company is a controlled company.  As a result, these objectives do not contemplate providing significant benefits upon or provide incentives with respect to qualified termination events or a Change in Control or providing any benefits upon non-qualified termination events.  Accordingly, the limited amounts of termination and Change in Control payments provided as discussed herein are taken into account with all other facts and circumstances, but otherwise do not significantly affect decisions relating to other elements of compensation, which are provided consistent with the foregoing compensation objectives assuming continued employment until normal retirement."

In connection with responding to the Staff’s comments, the Company acknowledges that

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Alfred N. Sacha of Sidley Austin LLP at (312) 853-2939.

Sincerely,

United States Cellular Corporation

By:	/s/ Steven T. Campbell
Steven T. Campbell
Executive Vice President — Finance,
Chief Financial Officer and Treasurer

Exhibit A

Pursuant to the above response to Comment 5, this Exhibit A includes a detailed explanation for the conclusion that disclosure of performance target and threshold levels, which are referred to generally as "target levels" below, is not required because it would result in competitive harm such that the Company may omit this information under Instruction 4 to Item 402(b) of Regulation S-K.  Below is a general discussion in support of this position and, as required, separate discussions for each of the following performance measures: Customer Addition Equivalents; Customer Defections; Consolidated Revenue; Consolidated Cash Flow; and Return on Capital.

Instruction 4 to Item 402(b) of Regulation S-K

Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in “competitive harm” for the registrant.

Instruction 4 further provides that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder (see below discussion of Exemption 4).

Instruction 4 provides that a registrant is not required to seek confidential treatment under the procedures in Securities Act Rule 406 and Exchange Act Rule 24b-2 if it determines that the disclosure would cause competitive harm in reliance on this instruction; however, in that case, the registrant must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.  As noted in the response to Comment 5 above, the Company will increase its disclosure of how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.

Exemption 4 of the Freedom of Information Act

Exemption 4 of the Freedom of Information Act (5 U.S.C. Sec. 552(b)(4)) protects from disclosure “commercial” or “financial” information obtained from a person that is privileged or “confidential.” See 5 U.S.C. Sec. 552(b)(4); 17 C.F.R. Sec. 200.80(b)(4).  Although the statute does not define the word “confidential,” Exemption 4 has been construed by case law which has provided guidance regarding the meaning of “confidential.”  (See below discussion of Case Law.)

Question 3.04 of Compliance and Disclosure Interpretations to Item 402

The answer to Question 3.04 of Compliance and Disclosure Interpretations to Item 402 provides that a company must make its determination of whether it can exclude disclosure of target levels based on the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm, and that these standards have been largely addressed in case law.

As noted in the answer to Question 3.04, this case law includes National Parks and Conservation Ass’n v. Morton, 498 F.2d at 765 (D.C. Cir. 1974); National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated and rehearing en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency affirmed en banc, 975 F.2d 871 (D.C. Cir. 1992), and other subsequent case law (collectively, “Case Law”).

General Discussion

In interpreting Exemption 4, the SEC and Case Law have stated that the terms “commercial” and “financial” should be given their ordinary meaning and broadly encompass information relating to commerce or compiled in pursuit of profit.  See In re Freedom of Information Act Appeal of the Board of Trade of the City of Chicago, SEC FOIA Release No. 119 (Jul. 17, 1989); Public Citizens Health Research Group v. Food and Drug Admin., 704 F. 2d 1280, 1290 (D.C. Cir. 1983); Critical Mass, 830 F. 2d at 281. Items generally regarded as commercial or financial information include, among other things, business sales statistics, technical designs, customer and supplier lists, information on financial condition, prices and quantities. See Landfair v. U.S. Dept. of Army, 645 F. Supp. 325, 327 (D.D.C. 1986).  Accordingly, the targets and related calculations clearly constitute “commercial” and “financial” information.

Under the Case Law, commercial or financial information is “confidential” if “disclosure of the information is likely. . . to cause substantial harm to the competitive position of the person from whom the information is obtained.”  See Morton at 770.  As discussed below for each performance measure, disclosure of the target levels is likely to cause substantial harm to the competitive position of the Company.

The person claiming an exemption need not show any actual adverse effect on its competitive position, but need only demonstrate that there is actual competition and that substantial competitive injury would likely result from disclosure.  Gulf & Western Indus. Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979); Professional Review Organization of Florida Inc. v. United States Dept. of Health and Human Services, 607 F. Supp. 423, 425-26 (D.D.C. 1985).   As disclosed in its Form 10-K, the Company is subject to actual competition from multiple competitors and substantial competitive injury would likely result from disclosure of the target levels.  The Company’s 2006 Form 10-K included the following risk factor:

Intense competition in the markets in which U.S. Cellular operates could adversely affect U.S. Cellular’s revenues or increase its costs to compete.

Competition in the telecommunications industry is intense.  U.S. Cellular’s ability to compete effectively will depend, in part, on its ability to anticipate and respond to various competitive factors affecting the telecommunications industry.  U.S. Cellular anticipates that competition may cause the prices for products and services to continue to decline, and the costs to compete to increase, in the future.  Some of U.S. Cellular’s competitors are national or global telecommunications companies that are larger than U.S. Cellular, possess greater resources, possess more extensive coverage areas and more spectrum within their coverage areas, and market other services with their communications services that U.S. Cellular does not offer.  In addition, U.S. Cellular may face competition from technologies that may be introduced in the future or from new entrants into the industry.  There can be no assurance that U.S. Cellular will be able to compete successfully in this environment or that new technologies, services and products that are more commercially effective than the technologies, services and products offered by U.S. Cellular will not be developed.

Sources of competition to U.S. Cellular’s business typically include three to five competing wireless telecommunications service providers in each market, wireline telecommunications service providers, and resellers (including mobile virtual network operators) and providers of other alternate telecommunications services. Many of

U.S. Cellular’s wireless competitors and other competitors have substantially greater financial, technical, marketing, sales, purchasing and distribution resources than U.S. Cellular.

These factors are not in U.S. Cellular’s control.  Changes in such competitive factors could result in product, service, pricing or cost disadvantages and could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

The target levels are initially forward-looking but become historical after the completion of the fiscal year.  In either case, such information is commercial or financial information that is confidential because the disclosure of such information is likely to cause substantial harm to the competitive position of the Company.

The D.C. Circuit held that disclosure of historical financial information “would likely cause substantial harm to [a government contractor] in that it would allow competitors to estimate, and undercut, its bids.”  Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979).  Similarly, the Kleppe court upheld the confidentiality of historical financial information.  See Kleppe at 688.  Accordingly, even after the target levels become historical information, Case Law provides that such information can be protected from disclosure if disclosure would likely result in competitive harm.

In addition, the market for management employees of cellular telecommunications companies is also highly competitive.  The disclosure of the targets levels would permit competitors to understand exactly how the Company provides incentives to and compensates its management.  This would facilitate the ability of competitors to more easily make competitive offers of employment to the Company’s management and cause the Company to loose key employees to competitors.  Accordingly, disclosure of the targets and related calculations is likely to cause substantial harm to the competitive position of the Company for this reason also.

The Company has disclosed the performance measures that are used in determining the amount of bonus, and will also disclose additional information on how difficult it will be to achieve the undisclosed target levels.  Accordingly, confidentiality and harm is not being asserted broadly and is being only narrowly asserted with respect to the target levels for such performance measures disclosure of which would cause substantial competitive harm to the Company.

Because the Company has disclosed the performance measures and substantial information on how the undisclosed targets are used to calculate bonuses for the named executive officers, and because the Company will increase its disclosure of the difficulty in achieving the undisclosed target levels, the disclosure of the target levels would not result in the disclosure of additional material information to investors.  Such information would primarily benefit competitors which would cause substantial competitive harm to the Company.

In addition to the general discussion above, as required, the following provides further support for each of the following performance measures: Customer Addition Equivalents; Customer Defections; Consolidated Revenue; Consolidated Cash Flow; and Return on Capital.

Customer Addition Equivalents

1.             The target levels for Customer Addition Equivalents are commercial or financial information under the Case Law and authorities cited above.

2.             The target levels for Customer Addition Equivalents are “confidential” under Case Law cited above because disclosure would result in substantial competitive harm to the Company.

3.             Disclosure of the forward target levels for Customer Addition Equivalents would open to competitors the Company’s strategy for competing with respect to the addition of customers and phones, which would permit competitors to adjust their strategy in a way that would exploit this information for the benefit of the competitors and to the disadvantage of the Company.  By having access to the forward strategy, competitors could use this information to make strategic decisions on how to best compete against the Company before the Company is able to execute its strategy.  This would result in substantial competitive harm to the Company.

4.             Even after a year is completed, disclosure of the historical target levels for Customer Addition Equivalents would open to competitors the Company’s history and pattern of competing with respect to the addition of customers and phones, which would permit competitors to adjust their strategy in a way that would exploit this information for the benefit of the competitors and to the disadvantage of the Company.  By having access to the historical pattern, competitors could use this information to make strategic decisions on how to best compete against the Company. This would result in substantial competitive harm to the Company.

5.             The Company has taken measures to protect the confidentiality of the annual target levels for Customer Addition Equivalents in that it has not disclosed this information publicly and intends to take all reasonable action to prevent the disclosure of this information in the future to avoid use by competitors in competing against the Company.

6.             In addition, as discussed above, the disclosure of target levels for Customer Addition Equivalents would also facilitate the ability of competitors to more easily make competitive offers of employment to the Company’s management and cause the Company to loose key employees to competitors.  This would result in substantial competitive harm to the Company.

7.             The Company has disclosed that Customer Addition Equivalents is one of the performance measures used in determining the amount of bonus, and will also further disclose how difficult it will be to achieve the undisclosed target levels.  Accordingly, confidentiality and harm is not being asserted broadly and is being only narrowly asserted with respect to the target levels for Customer Addition Equivalents, disclosure of which would cause substantial competitive harm to the Company.

8.             Because of such other disclosures and because, notwithstanding the amount of Customer Addition Equivalents, all of the bonus amount is discretionary and not earned unless awarded, the disclosure of target levels for Customer Addition Equivalents would not result in the disclosure of additional material information to investors and such information would primarily benefit competitors.  This would result in substantial competitive harm to the Company.

9.             Accordingly, because it would involve the disclosure of commercial or financial information which is confidential that would result in substantial competitive harm to the Company if disclosed, the Company may omit the target levels for Customer Addition Equivalents under Instruction 4 to Item 402(b) of Regulation S-K.

Customer Defections

1.             The target levels for Customer Defections are commercial or financial information under the Case Law and authorities cited above.

2.             The target levels for Customer Defections are “confidential” under Case Law cited above because disclosure would result in substantial competitive harm to the Company.

3.             Disclosure of the forward target levels for Customer Defections would open to competitors the Company’s strategy for competing with respect to the addition of customers and phones, which would permit competitors to adjust their strategy in a way that would exploit this information for the benefit of the competitors and to the disadvantage of the Company.  By having access to the forward strategy, competitors could use this information to make strategic decisions on how to best compete against the Company before the Company is able to execute its strategy.  This would result in substantial competitive harm to the Company.

4.             Even after a year is completed, disclosure of the historical target levels for Customer Defections would open to competitors the Company’s history and pattern of competing with respect to the addition of customers and phones, which would permit competitors to adjust their strategy in a way that would exploit this information for the benefit of the competitors and to the disadvantage of the Company.  By having access to the historical pattern, competitors could use this information to make strategic decisions on how to best compete against the Company. This would result in substantial competitive harm to the Company.

5.             The Company has taken measures to protect the confidentiality of the annual target levels for Customer Defections in that it has not disclosed this information publicly and intends to take all reasonable action to prevent the disclosure of this information in the future to avoid use by competitors in competing against the Company.

6.             In addition, as discussed above, the disclosure of target levels for Customer Defections would also facilitate the ability of competitors to more easily make competitive offers of employment to the Company’s management and cause the Company to loose key employees to competitors.  This would result in substantial competitive harm to the Company.

7.             The Company has disclosed that Customer Defections is one of the performance measures used in determining the amount of bonus, and will also further disclose how difficult it will be to achieve the undisclosed target levels.  Accordingly, confidentiality and harm is not being asserted broadly and is being only narrowly asserted with respect to the target levels for Customer Defections, disclosure of which would cause substantial competitive harm to the Company.

8.             Because of such other disclosures and because, notwithstanding the amount of Customer Defections, all of the bonus amount is discretionary and not earned unless awarded, the disclosure of target levels for Customer Defections would not result in the disclosure of additional material information to investors and such information would primarily benefit competitors.  This would result in substantial competitive harm to the Company.

9.             Accordingly, because it would involve the disclosure of commercial or financial information which is confidential that would result in substantial competitive harm to the Company if disclosed, the Company may omit the target levels for Customer Defections under Instruction 4 to Item 402(b) of Regulation S-K.

Consolidated Revenue

1.             The target levels for Consolidated Revenue are commercial or financial information under the Case Law and authorities cited above.

2.             The target levels for Consolidated Revenue are “confidential” under Case Law cited above because disclosure would result in substantial competitive harm to the Company.

3.             Disclosure of the forward target levels for Consolidated Revenue would open to competitors the Company’s strategy for competing with respect to the addition of customers and phones, which would permit competitors to adjust their strategy in a way that would exploit this information for the benefit of the competitors and to the disadvantage of the Company.  By having access to the forward strategy, competitors could use this information to make strategic decisions on how to best compete against the Company before the Company is able to execute its strategy.  This would result in substantial competitive harm to the Company.

4.             Even after a year is completed, disclosure of the historical target levels for Consolidated Revenue would open to competitors the Company’s history and pattern of competing with respect to the addition of customers and phones, which would permit competitors to adjust their strategy in a way that would exploit this information for the benefit of the competitors and to the disadvantage of the Company.  By having access to the historical pattern, competitors could use this information to make strategic decisions on how to best compete against the Company. This would result in substantial competitive harm to the Company.

5.             The Company has taken measures to protect the confidentiality of the annual target levels for Consolidated Revenue in that it has not disclosed this information publicly and intends to take all reasonable action to prevent the disclosure of this information in the future to avoid use by competitors in competing against the Company.

6.             In addition, as discussed above, the disclosure of target levels for Consolidated Revenue would also facilitate the ability of competitors to more easily make competitive offers of employment to the Company’s management and cause the Company to loose key employees to competitors.  This would result in substantial competitive harm to the Company.

7.             The Company has disclosed that Consolidated Revenue is one of the performance measures used in determining the amount of bonus, and will also further disclose how difficult it will be to achieve the undisclosed target levels.  Accordingly, confidentiality and harm is not being asserted broadly and is being only narrowly asserted with respect to the target levels for Consolidated Revenue, disclosure of which would cause substantial competitive harm to the Company.

8.             Because of such other disclosures and because, notwithstanding the amount of Consolidated Revenue, all of the bonus amount is discretionary and not earned unless awarded, the disclosure of target levels for Consolidated Revenue would not result in the disclosure of additional material information to investors and such information would primarily benefit competitors.  This would result in substantial competitive harm to the Company.

9.             Accordingly, because it would involve the disclosure of commercial or financial information which is confidential that would result in substantial competitive harm to the

Company if disclosed, the Company may omit the target levels for Consolidated Revenue under Instruction 4 to Item 402(b) of Regulation S-K.

Consolidated Cash Flow

1.             The target levels for Consolidated Cash Flow are commercial or financial information under the Case Law and authorities cited above.

2.             The target levels for Consolidated Cash Flow are “confidential” under Case Law cited above because disclosure would result in substantial competitive harm to the Company.

3.             Disclosure of the forward target levels for Consolidated Cash Flow would open to competitors the Company’s strategy for competing with respect to the addition of customers and phones, which would permit competitors to adjust their strategy in a way that would exploit this information for the benefit of the competitors and to the disadvantage of the Company.  By having access to the forward strategy, competitors could use this information to make strategic decisions on how to best compete against the Company before the Company is able to execute its strategy.  This would result in substantial competitive harm to the Company.

4.             Even after a year is completed, disclosure of the historical target levels for Consolidated Cash Flow would open to competitors the Company’s history and pattern of competing with respect to the addition of customers and phones, which would permit competitors to adjust their strategy in a way that would exploit this information for the benefit of the competitors and to the disadvantage of the Company.  By having access to the historical pattern, competitors could use this information to make strategic decisions on how to best compete against the Company. This would result in substantial competitive harm to the Company.

5.             The Company has taken measures to protect the confidentiality of the annual target levels for Consolidated Cash Flow in that it has not disclosed this information publicly and intends to take all reasonable action to prevent the disclosure of this information in the future to avoid use by competitors in competing against the Company.

6.             In addition, as discussed above, the disclosure of target levels for Consolidated Cash Flow would also facilitate the ability of competitors to more easily make competitive offers of employment to the Company’s management and cause the Company to loose key employees to competitors.  This would result in substantial competitive harm to the Company.

7.             The Company has disclosed that Consolidated Cash Flow is one of the performance measures used in determining the amount of bonus, and will also further disclose how difficult it will be to achieve the undisclosed target levels.  Accordingly, confidentiality and harm is not being asserted broadly and is being only narrowly asserted with respect to the target levels for Consolidated Cash Flow, disclosure of which would cause substantial competitive harm to the Company.

8.             Because of such other disclosures and because, notwithstanding the amount of Consolidated Cash Flow, all of the bonus amount is discretionary and not earned unless awarded, the disclosure of target levels for Consolidated Cash Flow would not result in the disclosure of additional material information to investors and such information would primarily benefit competitors.  This would result in substantial competitive harm to the Company.

9.             Accordingly, because it would involve the disclosure of commercial or financial information which is confidential that would result in substantial competitive harm to the Company if disclosed, the Company may omit the target levels for Consolidated Cash Flow under Instruction 4 to Item 402(b) of Regulation S-K.

Return on Capital

1.             The target levels for Return on Capital are commercial or financial information under the Case Law and authorities cited above.

2.             The target levels for Return on Capital are “confidential” under Case Law cited above because disclosure would result in substantial competitive harm to the Company.

3.             Disclosure of the forward target levels for Return on Capital would open to competitors the Company’s strategy for competing with respect to the addition of customers and phones, which would permit competitors to adjust their strategy in a way that would exploit this information for the benefit of the competitors and to the disadvantage of the Company.  By having access to the forward strategy, competitors could use this information to make strategic decisions on how to best compete against the Company before the Company is able to execute its strategy.  This would result in substantial competitive harm to the Company.

4.             Even after a year is completed, disclosure of the historical target levels for Return on Capital would open to competitors the Company’s history and pattern of competing with respect to the addition of customers and phones, which would permit competitors to adjust their strategy in a way that would exploit this information for the benefit of the competitors and to the disadvantage of the Company.  By having access to the historical pattern, competitors could use this information to make strategic decisions on how to best compete against the Company. This would result in substantial competitive harm to the Company.

5.             The Company has taken measures to protect the confidentiality of the annual target levels for Return on Capital in that it has not disclosed this information publicly and intends to take all reasonable action to prevent the disclosure of this information in the future to avoid use by competitors in competing against the Company.

6.             In addition, as discussed above, the disclosure of target levels for Return on Capital would also facilitate the ability of competitors to more easily make competitive offers of employment to the Company’s management and cause the Company to loose key employees to competitors.  This would result in substantial competitive harm to the Company.

7.             The Company has disclosed that Return on Capital is one of the performance measures used in determining the amount of bonus, and will also further disclose how difficult it will be to achieve the undisclosed target levels.  Accordingly, confidentiality and harm is not being asserted broadly and is being only narrowly asserted with respect to the target levels for Return on Capital, disclosure of which would cause substantial competitive harm to the Company.

8.             Because of such other disclosures and because, notwithstanding the amount of Customer Addition Equivalents, all of the bonus amount is discretionary and not earned unless awarded, the disclosure of target levels for Return on Capital would not result in the disclosure of additional material information to investors and such information would primarily benefit competitors.  This would result in substantial competitive harm to the Company.

9.             Accordingly, because it would involve the disclosure of commercial or financial information which is confidential that would result in substantial competitive harm to the Company if disclosed, the Company may omit the target levels for Return on Capital under Instruction 4 to Item 402 (b) of Regulation S-K.